                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
================================================================================

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF FEBRUARY 2005

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

      1.    News Release dated February 14, 2005

      2. Management's Discussion & Analysis for the quarter ended December 31, 2004

      3.    Interim Financial Statements for the quarter ended December 31, 2004

      4. Form 52-109FT2 - Certification of Interim Filings (CEO - Primo Podorieszach)

      5.    Form 52-109FT2 - Certification of Interim Filings (CFO - Mahesh
            Bhatia)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 3, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By: /s/ "Joseph P. Giuffre"
--------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

        INTERIM FINANCIAL STATEMENTS FOR QUARTER ENDING DECEMBER 31, 2004

Calgary, Alberta, Canada, February 14, 2005 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") announces release of interim financial statements for quarter ending December 31, 2004, which will be available on www.sedar.com.

Highlights of the financial statements include revenue increases of 54% for the three months ending December 31, 2004 and 76% for the nine months ending December 31, 2004, primarily relating to US brokerages acquired in quarter ending December 31, 2003 and most recently, a Virginia brokerage acquisition closed on September 9, 2004.

We look forward to revenue and operational improvements over the next year, primarily due to the full effects of new acquisitions being reflected and additional streamlining of costs in our US operations.

Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately CDN$107,000,000 (U.S.$86,000,000) annually in insurance premiums for its 60,000 customers.

For further information:

Press Contacts - North America          Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International Insurance
Brokers Ltd.                            Mr. Tony Consalvo, C.O.O.
                                        Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                                     On behalf of

                                                     ANTHONY CLARK INTERNATIONAL
                                                     INSURANCE BROKERS LTD.

                                                     Primo Podorieszach, C.E.O.

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 14, 2005

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Corporation does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSX") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation, founded in 1989, has expanded through internal growth and acquisitions and processes over $100,000,000 (US$80,000,000) in insurance premiums for its 60,000 customers. The Corporation conducts its business in the United States through its wholly-owned subsidiary, Addison York Insurance Brokers Ltd. The Corporation operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended December 31, 2004, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended March 31, 2004 The unaudited interim consolidated financial statements for the nine months ended December 31, 2004 and the audited consolidated financial statements are both prepared in accordance with Canadian generally accepted accounting principles.

All amounts are in Canadian Dollars unless otherwise indicated.

LIQUIDITY AND DEBT COVENANTS

As at December 31, 2004, the Company had a $160,937 working capital deficiency, before taking into account the effects of long-term debt reclassification in accordance with the EIC-59 (Long-term debt with covenant violations),. Since March 31, 2004, the Company's working capital has decreased from $2,053,000 to ($160,937), primarily due to payment of deferred financing costs incurred in obtaining new debt financing, cash flow used in operating activities and repayment of debt. As a result, and as described more fully in note 9, the Corporation was in non-compliance with several financial debt covenants under its loan agreements with its lenders at September 30, 2004, and has reclassified the full amount of its long-term debt as current, in compliance with Canadian accounting standards for long-term debt with covenant non-compliance. The lenders have waived non-compliance with these covenants to September 30, 2004 and have indicated their willingness to negotiate revised covenants that are reasonably maintainable by the Corporation. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders. The lenders have taken no remedial action with respect to the covenant non-compliance that are available to them under their lending agreements. Notwithstanding the expected continuing waivers and revision of existing covenants to new covenants that are reasonably maintainable by the Corporation, there is no guaranty that will happen.

The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by its subordinated lenders. The

Corporation will be dependent on the continued support of its lender, failing which the Corporation's ability to maintain continued operations may be adversely affected.

RESULTS OF OPERATIONS

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation:

Effective April 1, 2004, the Corporation has adopted the revised CICA Handbook
Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees. 520,000 stock options were issued during the nine months ending December 31, 2004 and an amount of $411,275 was booked as a non-cash stock based compensation expense. These options were granted with an exercise price ranging $1.10 - $1.25 per share and vested immediately. The options expire in five years.

REVISION OF 2004 FINANCIAL STATEMENTS

Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Vista acquisition was $886,112 less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in a foreign currency are translated in to Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

These corrections to the 2004 financial statements are summarized as follows:

                                    As previously
                                      reported      As revised       Change
                                    -------------   ----------       ------
Customer accounts                    $ 5,901,399    $ 5,027,401   $ (873,998)
Goodwill                             $ 5,948,216    $ 5,459,185   $ (489,301)
Other intangible assets              $   178,468    $   663,551   $  485,083
Long-term debt                       $ 8,714,176    $ 8,014,044   $ (700,132)
Deficit                              $ 3,383,595    $ 3,502,196   $  118,601
Cumulative translation adjustment    $    64,987    $       845   $  (64,142)

US ACQUISITION

On September 9, 2004, the Corporation, by way of Addison, acquired the net assets of Al Vinciguerra Ltd., a Virginia-based insurance brokerage for $9,030,000 (US$7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US$7,000,000) was satisfied by Addison paying $7,740,000
(US$6,000,000) to the vendors at closing and issuing to the vendors approximately $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over 5 years in equal monthly instalments of US$19,801, including interest and is secured by a general security agreement of Addison. The purchase was financed using the credit facility provided by FCC, financing obtained from Emmett Lescroart (see long-term debt) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it.

The note payable to the vendors of the Vinciguerra assets had a principal amount of $1,287,800 (US$1,000,000) bearing interest at 7%. That note has been discounted to $1,120,716 (US$870,256) to reflect the fair value of the note based upon the market value rate for similar rate of 13% (see note 7). The difference has been deducted from goodwill.

As part of the purchase agreement, net proceeds from operations prior to the closing date of the transaction of approximately $257,218 (US$199,735) were deducted from the cost of net assets acquired.

In aggregate, as a result of the above transactions, the net assets acquired were as follows:

Net assets acquired:

                                            Total
                                            -----
Customer accounts                       $   1,855,983
Computer systems and office equipment          64,390
Other intangible assets                       160,975
Goodwill                                    6,978,094
Working capital                               (81,088)
                                        -------------
                                        $   8,978,354
                                        =============
Consideration paid:

Cash                                    $   7,857,638
Long-term debt                              1,120,716
                                        -------------
                                        $   8,978,354
                                        -------------

The acquired customer accounts will be amortized on a straight-line basis over two years their estimated useful lives.

Revenues and expenses for the Virginia acquisition have been included from the closing date of the acquisition - - September 9, 2004 and thus reflect results for only part of the period.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDING DECEMBER 31, 2004

REVENUE

The Corporation's revenue has increased to $8,191,962 for the nine months ending December 31, 2004 from $4,641,213 for the nine months ending December 31, 2003 primarily due to revenue generated from new US acquisitions (approximately $3,700,000), offsetting revenue decrease in Canadian operations (approximately $168,000) mainly due to the implementation of the new legislation related to auto insurance in Alberta.

EXPENSES

Salaries and wages have increased to $5,699,467 for the nine months ending December 31, 2004 from $3,140,500 for the nine months ending December 31, 2003 primarily due to salaries and wages of new US operations (approximately $2,660,000). Rent increased to $552,769 for the nine months ending December 31, 2004 from $273,807 for the nine months ending December 31, 2003 primarily due to rent related to the new US operations (approximately $279,000). General and administrative expenses increased to $1,738,174 for the nine months ending December 31, 2004, from $879,635 for the nine months ending December 31, 2003 mainly due to the inclusion of general and administrative expenses of US operations (approximately $768,000), combined with increase in

Canadian operations. Higher travel and entertainment expenses ($33,300), audit expenses (approximately $88,000) were offset by a decrease in legal expenses (approximately $15,750) and advertising and other office expenses ($17,000)

Revenue and expenses for the new US operations relate to the acquisitions made by the Corporation in the third quarter of the previous fiscal year and in September 2004.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDING DECEMBER 31, 2004

REVENUE

The Corporation's revenue has increased to $3,146,777 for the three months ending December 31, 2004 from $2,035,137 for the three months ending December 31, 2003 primarily due to revenue generated from new US acquisitions (approximately $1,344,000), mainly due to revenue for the Virginia operations ($1,200,000). Revenue for the Canadian operations were lower mainly due to the implementation of the new legislation related to auto insurance in Alberta.

EXPENSES

Salaries and wages have increased to $2,104,119 for the quarter ending December 31, 2004 from $1,460,920 for the quarter ending December 31, 2003 primarily due to salaries and wages of new US operations (approximately $741,000). Rent increased to $229,811 for the quarter ending December 31, 2004 from $128,800 for the quarter ending December 31, 2003 primarily due to rent related to the new US operations (approximately $79,000). General and administrative expenses increased to $785,801 for the quarter ending December 31, 2004, from $375,145 for the quarter ending December 31, 2003 mainly due to the inclusion of general and administrative expenses of new US operations (approximately $310,000) and increase in audit and filing fees, partially offset by a decrease in legal expenses in the Canadian operations.

SETTLEMENT OF LEGAL ACTION

During the quarter ending June 30, 2004, the Corporation settled the legal action with Mr. James Bonfiglio for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and was reflected in the first quarter of the current fiscal year.

FOREIGN CURRENCY

Until March 21, 2004, the Corporation prepared the accounts of its integrated foreign operations using the temporal method whereby monetary assets and liabilities were translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities were translated at historic rates. Revenues and expenses were translated at rates of exchange prevailing on the transaction dates. Translation gains and losses were recognized in earnings.

Effective October 17, 2003, the Corporation adopted the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity. The change in the method of translation was necessitated due to Addison acquiring the net assets of two California insurance brokerages.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's loss from operations before interest and financing costs and taxes and depreciation and amortization increased from $175,348 for the nine months ending December 31, 2003 to $207,872 for the nine months ending December 31, 2004, primarily due to non-cash stock based compensation of $411,275, audit costs associated with the revision of the March 31, 2004 financial statements, implementation of the new regulation related to the auto insurance in Alberta and operating loss in the US operations. Loss before interest, and financing costs, depreciation and amortization and taxes as a percentage of revenue was 2.5% for the nine months ending December 31, 2004 compared to 3.8% for the nine months ending December 31, 2003. Management is taking steps to streamline the costs associated with its US operations and expects EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

The Corporation's EBITDA decreased from $62,653 for the three months ending December 31, 2003 to $27,253 for the three months ending December 31, 2004, primarily due to the audit costs associated with the revision of the March 31, 2004 financial statements, implementation of the new regulation related to the auto insurance in Alberta and operating loss in the US operations. EBITDA was 0.9% for the three months ending December 31, 2004 compared to 3.1% for the nine months ending December 31, 2003. Management is taking steps to streamline the costs associated with its US operations and expects EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING COSTS FOR NINE MONTHS ENDING DECEMBER 31, 2004:

                                                          December 31, 2004   December 31, 2003
                                                          -----------------   -----------------
Canadian operations:

    Interest on obligations under capital lease             $        1,101       $       1,276
    Interest and financing costs on Paragon terminated
    debt financing                                                       -              87,772
                                                            --------------       -------------
                                                                     1,101              89,048
US operations:
    Interest and financing costs on Textron terminated
    debt financing                                                       -             424,401
    Interest and financing costs on long-term debt               1,237,784              80,467
    Interest on obligations under capital lease                      4,052               1,537
                                                            --------------       -------------
                                                                 1,241,836             506,405

                                                            --------------       -------------
Total interest and financing costs                          $    1,242,937       $     595,453
                                                            ==============       =============

- Total amortization of financing costs included above is $162,044 (2003 - $410,586)

- Above includes $110,082 of interest expense based on fair market value of debt

INTEREST AND FINANCING COSTS FOR THREE MONTHS ENDING DECEMBER 31, 2004:

                                                                    December 31, 2004   December 31, 2003
                                                                    -----------------   -----------------
Canadian operations:

Interest on obligations under capital lease                           $         338       $         452
Interest and financing costs on Paragon terminated debt financing                 -              82,772
                                                                      -------------       -------------
                                                                                338              83,224

US operations:
Interest and financing costs on Textron terminated debt financing                 -             285,442
Interest and financing costs on long-term debt                              558,727              80,467
Interest on obligations under capital lease                                     951               1,537
                                                                      -------------       -------------
                                                                            559,678             367,446

                                                                      -------------       -------------
Total interest and financing costs                                    $     560,016       $     450,670
                                                                      =============       =============

- Total amortization of financing costs included above are $70,787 (2003 - $280,442).

- Above includes $42,258 of interest expense based on fair market value of debt

DEPRECIATION AND AMORTIZATION:

Depreciation and amortization increased to $880,065 for the nine months ending December 31, 2004 from $301,717 for the nine months ending December 31, 2003, primarily due to the addition of US acquisitions. During the nine months ending December 31, 2004, the depreciation and amortization expense included an amount of $678,476 (2003 - $89,285) relating to US operations.

Depreciation and amortization increased to $422,391 for the three months ending December 31, 2004 from $160,407 for the three months ending December 31, 2003, , primarily due to the addition of US acquisitions. During the quarter ending September 30, 2004, the depreciation and amortization expense included an amount of $343621 (2003 - $89,285) relating to US operations.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Corporation's key consolidated financial information for the last eight quarters.

                                          FY 2005                                   FY 2004                      FY 2003
                            ---------------------------------    ---------------------------------------------  ---------
                               DEC          SEP         JUN         Mar        Dec         Sep         June        Mar
                               ---          ---         ---         ---        ---         ---         ----        ---
Revenues                    3,146,777    2,528,979   2,516,206   2,828,346   2,035,137   1,220,662   1,385,414  1,446,539
EBITDA                         27,253     (394,456)    159,332     433,850      43,376    (463,452)    244,728    136,288
Net eanings (loss)           (974,156)  (1,057,215)   (358,857)    (54,305)   (629,271)   (411,961)     44,039   (223,909)
Earnings (loss) per share
Basic and Diluted               (0.12)       (0.13)      (0.05)      (0.01)      (0.08)      (0.05)          -      (0.03)

- Revenue increase starting with quarter ending December 2004, relate to US acquisitions. Revenues for the new US acquisitions were recorded from the closing date of respective acquisitions.

- EBITDA loss in the September 2004 quarter, primarily related to the legal judgement ($515,000) expensed in that quarter.

- EBITDA loss in the September 2005 quarter, includes non-cash stock based compensation of $411,275.

- EBITDA is defined as earnings before interest, taxes, and depreciation and amortization.

- EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at December 31, 2004 as compared to March 31, 2004 reflects a net decrease in working capital of $17,623,328 primarily due to reclassification of all senior and seller's debt to current liabilities in accordance with EIC-59 (Long-term debt with covenant violations), cash used for new debt financing costs and consulting fees paid for prospective acquisitions. Other major changes include a decrease in shareholder's equity of $2,113,818, primarily due to an operating loss of $2,390,229 and change in cumulative translation adjustment of $132,890 offset by increase in contributed surplus of $563,563 related to non-cash stock based compensation.

FINANCIAL RESOURCES AND LIQUIDITY

At December 31, 2004, the Corporation had a $160,937 working capital deficiency, before taking into account the effects of long-term debt reclassification in accordance with the EIC-59 (Long-term debt with covenant violations) and a working capital deficiency of $15,570,655 after taking into account the effects of long-term debt reclassification in accordance with the EIC-59 (Long-term debt with covenant violations) and long-term debt outstanding of $21,592. At March 31, 2004 the Corporation had working capital of $2,052,673 and long-term debt outstanding of $8,014,044.

The working capital ratios (current assets/current liabilities) were 0.94:1 before taking into account the effects of long-term debt reclassification in accordance with the EIC-59 (Long-term debt with covenant violations) and 0.14:1 after taking into account the effects of long-term debt reclassification in accordance with the EIC-59 (Long-term debt with covenant violations) as at December 31, 2004 and 1.95:1 as at March 31, 2004. The long-term portion of long-term debt was $21,592 as at December 31, 2004 and $8,014,044 as at March 31, 2004. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were 0.005 as at December 31, 2004 and 1.23 as at March 31, 2004.

Shareholders' equity has decreased $2,113,818 to $4,384,279 at December 31, 2004 from $6,498,097 as at March 31, 2004 due to the loss for the nine months ending December 31, 2004 of $2,390,229 which included non-cash stock based compensation of $411,275, depreciation and amortization of $880,062, interest and financing costs of $1,242,937 and an increase in cumulative translation adjustment of $132,890, partially offset by contributed surplus of $563,563.

On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula to Addison. The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. As of December 31, 2004 the Corporation has drawn US$2,899,438 of the US$7,500,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements between Addison and insurance companies having a rating by A.M. Best Company of B and above. The FCC Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period. The FCC Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in Addison. Pursuant to the FCC Facility, FCC, will have: (i) a first priority security interest in the assets of Addison which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of Addison and the Corporation. The FCC Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions. As at

December 31, 2004 the Corporation had incurred US$374,896 of costs related to this financing, of which US$358,504 had been paid during the nine months ending December 31, 2004. These amounts will be amortized on a straight-line basis over five years. Amortization of $49,885 (US$41,447) has been amortized during the nine months ending December 31, 2004.

On August 31, 2004, the Corporation obtained US$3,250,000 ($4,192,500 CDN) in debt financing from Emmett Lescroart ("Emmett"), pursuant to an arrangement whereby Emmett agreed to provide a loan of up to US$3,250,000 ($4,192,500 CDN) (the "Emmett Facility") to purchase substantially all of the assets of Al Vinciguerra Ltd. The Emmett Facility was fully drawn down on August 31, 2004, bears interest at a rate of 14% per annum, and requires the Corporation to make monthly interest only payments until 2008. The principal amount is due September 01, 2008. The Emmett Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement.

On August 31st, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street Funding LLC and FCC LLC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

COMPLIANCE WITH DEBT COVENANTS

The Corporation was in non-compliance of certain financial covenants prescribed in the loan agreements with its senior lenders. The financial covenants relate to maintenance of a certain level of tangible net worth (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. The lenders have agreed to waive the Corporation's non-compliance of these covenants to September 30, 2004 and the Corporation is in discussions with the lenders to alter or replace these covenants by amendment to loan agreements with those that can be reasonably maintained by the Corporation. At this time, no agreement has been reached with the lenders to amend the loan agreements. The Corporation expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders but this cannot be guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At February 14, 2005 the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

In view of violations of the debt covenants, the Corporation has reclassified the amounts owing (except capital lease payments) at December 31, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).

The following table sets forth the Corporation's future contractual and long-term obligations as at December 31, 2004:

                                          Less than    1 - 3       3 - 5     More than
CONTRACTUAL OBLIGATIONS          Total     1 Year      Years       Years      5 years
                                 -----    ---------    -----       -----     ----------
Capital Lease Obligations         50,105    28,515      15,865       5,725           -
Operating Lease Obligations      803,625   593,090     210,535           -           -

LONG-TERM OBLIGATIONS
Kabaker Family Trust           3,251,626   286,567     525,193     666,856   1,773,010
Johns Insurance Agency, Inc.     201,254   201,254           -           -           -
Oak Street                     4,212,600         -   1,176,944   1,715,225   1,320,431
First Capital                  3,489,764         -   1,458,046   2,031,718           -
Emmett Lescroart               3,911,700         -           -   3,911,700           -
Vinciguerra                      996,682   166,086     404,112     426,484           -

The above table reflects the obligation of the Corporation for the next five years and beyond. The Corporation has reclassified the amounts owing (except capital lease payments) at December 31, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).

RELATED PARTY TRANSACTIONS

1. On June 27, 2001, the Corporation approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Corporation to satisfy certain personal financial obligations at an interest rate equal to the variable, nominal rate per annum for Canadian dollar loans in Canada as declared by the Royal Bank of Canada, under the terms of a demand promissory note dated June 28, 2001 which provides that repayment is required upon demand by the Corporation. The loan was secured by a general security agreement that provides the Company with a security interest in all present and after-acquired property of Mr. Consalvo to secure the repayment of the $200,000 loan. As of December 31, 2004, the outstanding indebtedness has been reduced to $40,000 (As of March 31, 2004 - $40,000).

2. During the nine months ended December 31, 2004, the Corporation was billed $179,543 for legal fees, disbursements and taxes by a law firm in which Thomas Milley, a director of the Corporation, is a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firm from time to time.

3. During the nine months ended December 31, 2004, the Corporation was billed $44,397 for legal fees, disbursements and taxes by law firms in which Joseph Giuffre, a director of the Corporation, is/was a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firms from time to time.

4. Subsequent to the Corporation's acquisition of the Vista brokerage from DKWS Enterprises, Inc. and Kabaker Family Trust of July 1998, Addison appointed an owner and trustee of DKWS and Kabaker Family Trust, respectively, as an officer of Addison. The following disclosure relating to certain transactions among Addison, DKWS and Kabaker are described below:

            a) During the nine months ending December 31, 2004, the Corporation paid $257,911 (US$204,060), to Kabaker Family Trust being the monthly installments due on the note payable, of which $165,015 (US$137,101) has been recorded as an interest expense and $80,592 (US$66,959) has been recorded against note payable..

            b) The Company holds a $189,585 promissory note issued by Kabaker Family Trust on October 10, 2003. This note is due on demand and is non-interest bearing. It is secured by a general security agreement.

            c) The Company has issued a $3,251,626 promissory note to Kabaker Family Trust. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly installments of US$40,812 including interest, secured by a general security agreement.

            d) As at December 31, 2004, DKWS owed $3,253 to the Corporation, being the net amount of revenue and expenses incurred on behalf of Addison.

SUBSEQUENT EVENT

      On January 12, 2005, the Corporation, by way of Addison, acquired the net assets of Schuneman Insurance Agency, Inc., a Illinois-based insurance brokerage for approximately $1,605,000 (US$1,320,000). The initial purchase price for the brokerage of $1,605,000 (US$1,320,000) was satisfied by Addison paying $200,625 (US$165,000) to the vendors at closing and issuing to the vendors approximately $1,404,000 (US$1,155,000) promissory notes (the "Schuneman Notes"). The Schuneman Note bears interest at 8% per annum and is repayable over 5 years in equal monthly instalments of US$23,419 (commencing January 1, 2008), including interest and is secured by a general security agreement of Addison. The purchase was financed using the credit facility provided by FCC and seller financing. The initial purchase price is subject to adjustment based on the commission revenue retention during the one year period beginning January 1, 2007, and can only affect the purchase price to reduce it.

      In December 2004, the Corporation entered into a Debt Subordination and Intercreditor Agreement with certain of its creditors, being Schuneman Insurance Agency, Inc., Oak Street Funding LLC and FCC LLC (together referred to herein as the "Creditors"). The Debt Subordination and Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Debt Subordination and Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

NOTICE TO READER

The accompanying unaudited interim financial statements of the Corporation for the nine months ended December 31, 2004 have been prepared by management and approved by the audit committee. These statements have not been reviewed by the Corporation's external auditors.

Dated: February 14, 2005

 "Primo Podorieszach"                            "Mahesh Bhatia"
--------------------                           ----------------------
 Primo Podorieszach                              Mahesh Bhatia
 President and CEO                               Interim Chief Financial Officer

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEETS

                                                 DECEMBER 31,     MARCH 31,
                                                    2004           2004
                                                 (UNAUDITED)     (AUDITED)
                                                ------------    ------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                    $    245,060    $  1,989,663
   Accounts receivable                             1,903,410       1,335,775
   Loan to director (note 8)                          40,000          40,000
   Prepaid expenses                                  181,287         123,329
   Note receivable                                   180,540         196,575
   Restricted cash                                         -         522,619
   Future tax asset                                        -               -
                                                ------------    ------------
                                                   2,550,297       4,207,961
Restricted cash (note 6)                             604,676         655,274

Computer systems and office equipment                381,460         376,540

Customer accounts (note 4)                         5,783,898       5,027,401

Goodwill (note 4)                                 11,662,096       5,459,185

Deferred financing costs (note 7)                  1,080,153         474,447

Other intangible assets (note 4)                     694,776         663,551
                                                ------------    ------------
                                                $ 22,757,356    $ 16,864,359
                                                ============    ============
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable and accrued liabilities     $  1,970,380    $  1,114,545
   Current portion of long term-debt (note 9)     16,092,138         485,447
   Future tax liability                               58,434          32,677
   Litigation liability                                    -         522,619
                                                ------------    ------------
                                                  18,120,952       2,155,288

Long-term debt (note 9)                               21,592       8,014,044

Future tax liability                                 230,533         196,930

Share capital (note 10)                            9,895,142       9,897,116
Contributed surplus (note 10 (d))                    667,585         104,022
Cumulative translation adjustments                  (133,735)           (845)
Deficit                                           (6,044,713)     (3,502,196)
                                                ------------    ------------
                                                   4,384,279       6,498,097
                                                ------------    ------------

                                                $ 22,757,356    $ 16,864,359
                                                ============    ============

Commitments (note 11)

Segmented information (note 12)

Subsequent event (note 13)

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                                     FOR THE THREE MONTHS ENDING DECEMBER 31, FOR THE NINE MONTHS ENDED DECEMBER 31,
                                                     ---------------------------------------- --------------------------------------
                                                                2004            2003                2004              2003
                                                         --------------      -----------        -----------       -----------
   Revenue                                                $  3,146,777       $ 2,035,137        $ 8,191,962       $ 4,641,213
   Expenses:
   Salaries and wages                                        2,104,132         1,460,920          5,699,467         3,140,500
   Rent                                                        229,811           128,800            552,769           273,807
   General and administrative                                  785,801           375,145          1,736,174           879,635
   Legal judgement                                                   -             7,619                  -           522,619
   Stock based compensation (note 2 and note 10 (d))                 -                 -            411,275                 -
   Foreign exchange gain                                          (219)                -                150                 -
                                                         -------------       -----------        -----------       -----------
                                                             3,119,525         1,972,484          8,399,835         4,816,561
                                                         -------------       -----------        -----------       -----------
Earnings (loss) before interest, taxes,
 depreciation and amortization                                  27,253            62,653           (207,872)         (175,348)

   Interest and financing costs (note 5)                      (560,016)         (450,670)        (1,242,937)         (595,453)
                                                         -------------       -----------        -----------       -----------

Earnings (loss) before depreciation and amortization          (532,763)         (388,017)        (1,450,809)         (770,801)

   Depreciation and amortization                              (422,391)         (160,407)          (880,062)         (301,717)
                                                         -------------       -----------        -----------       -----------
Earnings (loss) before income taxes                           (955,154)         (548,424)        (2,330,871)       (1,072,518)

   Income taxes:
   Current                                                           -                 -                  -                 -
   Future                                                      (19,002)          (33,764)           (59,358)          103,131
                                                         -------------       -----------        -----------       -----------
                                                               (19,002)          (33,764)           (59,358)          103,131
                                                         -------------       -----------        -----------       -----------

Net earnings (loss)                                           (974,156)         (582,188)        (2,390,229)         (969,387)

Deficit, beginning of period as previously reported         (5,070,556)       (2,837,897)        (3,502,196)       (2,450,698)
     Effect of change in accounting for:

        Stock based compensation (note 10 (d))                       -                 -           (152,288)                -

                                                         -------------       -----------        -----------       -----------
Deficit, end of period as restated                       ($  6,044,713)     ($ 3,420,085)      ($ 6,044,713)     ($ 3,420,085)
                                                         =============       ===========        ===========       ===========


Earnings (loss) per share, basic and diluted                     (0.12)            (0.06)             (0.30)            (0.12)

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

                                                     FOR THE THREE MONTHS ENDING DECEMBER 31, FOR THE NINE MONTHS ENDED DECEMBER 31,
                                                     ---------------------------------------- ------------------------------------
                                                              2004           2003                 2004            2003
                                                            ---------     -----------          -----------     -----------
Cash flows used in operating activities:

Net earnings (loss)                                        ($ 974,156)   ($   582,188)        ($ 2,390,229)   ($   969,387)
Items not involving cash:
   Depreciation and amortization                              396,367         160,407              809,976         301,717
   Deferred financing costs                                    70,787         299,168              162,044         353,919
   Other intangible assets                                     26,024               -               70,086               -
   Interest on seller notes                                    33,186               -               98,636               -
   Stock based compensation (note 2 and note 10 (d))                -               -              411,275               -
   Future income tax expense                                   19,002          33,764               59,358        (103,131)
                                                            ---------     -----------          -----------     -----------
                                                             (428,790)        (88,849)            (778,854)       (416,882)

Net change in non-cash working capital relating to
 operations:
   Accounts receivable                                         99,937        (224,288)            (592,950)       (559,029)
   Prepaid expenses                                           216,020            (112)             (63,303)         77,814
   Notes receivable                                                 -        (193,860)                   -        (193,860)
   Accounts payable and accrued liabilities                    94,956         117,513              807,301         673,838
                                                            ---------     -----------          -----------     -----------
                                                              (17,877)       (389,596)            (627,806)       (418,119)
                                                            ---------     -----------          -----------     -----------

Cash flows from (used in) financing activities:

   Repayment of long-term debt                                (50,419)       (198,295)            (220,095)       (200,604)
   Proceeds from long-term debt                              (249,240)      2,100,000            7,401,464       2,100,000
   Share issue costs                                                -               -               (1,974)              -
   Deferred financing costs                                     4,172         (82,877)            (796,975)        (82,877)
   Restricted cash                                             (1,362)              -               (3,037)              -
                                                            ---------     -----------          -----------     -----------
                                                             (296,849)      1,818,828            6,379,383       1,816,519
                                                            ---------     -----------          -----------     -----------

Cash flows used in investing activities:

   Computer systems and office equipment additions             (4,136)         (9,355)             (52,162)        (18,075)
   Business acquisitions                                      (20,598)     (4,576,930)          (7,848,600)     (4,576,930)
   Deferred costs                                                   -         106,190                    -               -
                                                            ---------     -----------          -----------     -----------
                                                              (24,734)     (4,480,095)          (7,900,762)     (4,595,005)
                                                            ---------     -----------          -----------     -----------

Effect of foreign exchange on cash and cash
 equivalents                                                  309,422          99,585              404,581         118,862
                                                            ---------     -----------          -----------     -----------
Decrease in cash and cash equivalents                         (30,039)     (2,951,278)          (1,744,603)     (3,077,743)
Cash and cash equivalents, beginning of period                275,098       3,592,943            1,989,663       3,719,408
                                                            ---------     -----------          -----------     -----------
Cash and cash equivalents, end of period                    $ 245,060     $   641,665          $   245,060     $   641,665
                                                            =========     ===========          ===========     ===========

Cash and cash equivalents is comprised of:                                                               -

Cash and cash equivalents is comprised of:
        Cash                                                  245,060         641,665              245,060         641,665
                                                            ---------     -----------          -----------     -----------
Supplementary disclosure of cash flow information:
          Interest paid in the period                         419,137         135,502              897,015         150,141
                                                            ---------     -----------          -----------     -----------

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
For the nine month period ended December 31, 2004
(unaudited)

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2004, except as is mentioned below. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Corporation's March 31, 2004 audited annual consolidated financial statements.

1.    LIQUIDITY AND DEBT COVENANTS:

      As at December 31, 2004, the Company had a $160,937 working capital deficiency, before taking into account the effects of long-term debt reclassification in accordance with the EIC-59 (Long-term debt with covenant violations). Since March 31, 2004, the Company's working capital has decreased from $2,053,000 to ($160,937), primarily due to payment of deferred financing costs incurred in obtaining new debt financing, cash flow used in operating activities and repayment of debt. As a result, and as described more fully in note 9, the Corporation was in non-compliance with several financial debt covenants under its loan agreements with its lenders at September 30, 2004, and has reclassified the full amount of its long-term debt as current, in compliance with Canadian accounting standards for long-term debt with covenant non-compliance. The lenders have waived non-compliance with these covenants to September 30, 2004 and have indicated their willingness to negotiate revised covenants that are reasonably maintainable by the Corporation. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders. The lenders have taken no remedial action with respect to the covenant non-compliance that are available to them under their lending agreements. Notwithstanding the expected continuing waivers and revision of existing covenants to new covenants that are reasonably maintainable by the Corporation, there is no guaranty that will happen.

      The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by its subordinated lenders. The Corporation will be dependent on the continued support of its lender, failing which the Corporation's ability to maintain continued operations may be adversely affected.

2.    CHANGES IN ACCOUNTING POLICIES:

      Stock-based compensation:

      Effective April 1, 2004, the Corporation has adopted the revised CICA Handbook Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees. 520,000 stock options were issued during the nine months ending December 31, 2004 and an amount of $411,275 was booked as a non-cash stock based compensation expense. These options were granted with an exercise price ranging $1.10 - $1.25 per share and vested immediately. The options expire in five years.

3.    REVISION OF 2004 FINANCIAL STATEMENTS:

      Subsequent to completion and issuance by the Corporation of its March 31, 2004 consolidated financial statements the Corporation re-assessed the determination of the purchase price paid for the Vista acquisition and the allocation of the purchase price to the identifiable assets acquired. The Corporation determined that the fair value of vendor debt issued on the Vista acquisition was $886,112 less than the face value of that debt and has reduced the Vista purchase price by that amount. The amounts of the purchase price allocated to customer accounts acquired and non-compete contracts for both the Vista and Johns acquisition have also been revised to correctly reflect their estimated fair values at the date of acquisition.

      In addition, the Corporation determined that the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date was adopted on October 17, 2003 and not March 22, 2004 as previously reported. As a result, the foreign currency translation gain of $66,446 previously reported has been reclassified to shareholders' equity as a cumulative translation adjustment.

      These corrections to the 2004 financial statements are summarized as follows:

                                                         As previously
                                                           reported              As revised            Change
                                                         -------------           -----------         ----------
Customer accounts                                         $ 5,901,399            $ 5,027,401         $ (873,998)
Goodwill                                                  $ 5,948,216            $ 5,459,185         $ (489,301)
Other intangible assets                                   $   178,468            $   663,551         $  485,083
Long-term debt                                            $ 8,714,176            $ 8,014,044         $ (700,132)
Deficit                                                   $ 3,383,595            $ 3,502,196         $  118,601
Cumulative translation adjustment                         $    64,987            $       845         $  (64,142)

4.    US ACQUISITION

      On September 9, 2004, the Corporation, by way of Addison, acquired the net assets of Al Vinciguerra Ltd., a Virginia-based insurance brokerage for $9,030,000 (US$7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US$7,000,000) was satisfied by Addison paying $7,740,000 (US$6,000,000) to the vendors at closing and issuing to the vendors approximately $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over 5 years in equal monthly instalments of US$19,801, including interest and is secured by a general security agreement of Addison. The purchase was financed using the credit facility provided by FCC, financing obtained from Emmett Lescroart (see long-term debt) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it.

      The note payable to the vendors of the Vinciguerra assets had a principal amount of $1,287,800 (US$1,000,000) bearing interest at 7%. That note has been discounted to $1,120,716 (US$870,256) to reflect the fair value of the note based upon the market value rate for a similar note of 13% (see note 9). The difference has been deducted from goodwill.

      As part of the purchase agreement, net proceeds from operations prior to the closing date of the transaction of approximately $257,218 (US$199,735) were deducted from the cost of net assets acquired.

      In aggregate, as a result of the above transactions, the net assets acquired were as follows:

      Net assets acquired:

                                               Total
                                           -------------
Customer accounts                          $   1,855,983
Computer systems and office equipment             64,390
Other intangible assets                          160,975
Goodwill                                       6,978,094
Working capital                                  (81,088)
                                           -------------
                                           $   8,978,354
                                           =============
Consideration paid:

Cash                                       $   7,857,638
Long-term debt                                 1,120,716
                                           -------------
                                           $   8,978,354
                                           =============

The acquired customer accounts will be amortized on a straight-line basis over two years their estimated useful lives.

Revenues and expenses for the Virginia acquisition have been included closing date of the acquisition - September 9, 2004 and thus reflect results for only part of the period.

5.    INTEREST AND FINANCING COSTS:

                                                                   December 31, 2004     December 31, 2003
                                                                   -----------------     -----------------
Canadian operations:

    Interest on obligations under capital lease                       $       1,101          $     1,276
    Interest and financing costs on Paragon terminated
    debt financing                                                                -               87,772
                                                                      -------------          -----------
                                                                              1,101               89,048
US operations:
    Interest and financing costs on Textron terminated
    debt financing                                                               -               424,401
    Interest and financing costs on long-term debt                        1,237,784               80,467

    Interest on obligations under capital lease                               4,052                1,537
                                                                      -------------          -----------
                                                                          1,241,836              506,405

                                                                      -------------          -----------
Total interest and financing costs                                    $   1,242,937          $   595,453
                                                                      =============          ===========

- Total amortization of financing costs included above is $162,044 (2003 - $410,586)

- Above includes $110,082 of interest expense based on fair market value of debt

6.    RESTRICTED CASH

      As required by the Debt Financing agreement with Oak Street, an amount of $604,676 (US$502,390) has been deposited into a collateral account. The Company is required to maintain this balance at all times during the term of the Debt Financing.

7.    DEFERRED FINANCING COSTS:

                                        December 31, 2004     March 31, 2004
                                        -----------------     --------------
Cost                                     $   1,232,752        $     476,722
Accumulated amortization                      (152,599)              (2,275)
                                         -------------        -------------
                                         $   1,080,153        $     474,447
                                         =============        =============

      The total debt financing costs at December 31, 2004 are $513,846 (US$426,924), $451,224 (US$374,896) and $267,682 (US$222,401) for Oak
      Street, FCC and Emmett loans respectively. All deferred financing costs will be amortized on a straight-line basis over five years (except Emmett, which is amortized over four years), from the date of closing. An amount of $150,515 (US$125,054) was amortized during the nine months ending December 2004 of which, Oak Street was $78,137 (US$64,919), FCC was $49,885 (US$41,447) and Emmett was $22,493 (US$18,688).

8.    RELATED PARTY TRANSACTIONS:

      Due from related parties:

                                                                              December 31, 2004       March 31, 2004
                                                                              -----------------       --------------
Demand loan to an individual who is an officer and director of the
Corporation, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital
stock of the Corporation and a general security agreement.                         $    40,000        $      40,000

Note receivable, issued on October 10, 2003, from a company, in which an officer of Addison is an owner.  This note is due on demand and is non-interest bearing.  It is secured by a
general security agreement.                                                            180,540              196,575

Amount receivable from DKWS Enterprises Inc. ("DKWS").  DKWS is
owned by an officer of Addison.                                                          3,253                    -
                                                                                   -----------        -------------
                                                                                   $   223,793        $     236,575
                                                                                   ===========        =============

      Due to related parties:

                                                                              December 31, 2004       March 31, 2004
                                                                              -----------------       --------------
Note payable to Kabaker Family Trust, in which, an officer of Addison is one of the trustees. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly instalments of US$40,812 including interest, secured by a general security agreement. The note has been discounted to reflect the fair value of the note based upon a market value interest rate for similar debt of 12%. The amount of interest calculated on the difference between the stated interest rate (7%) and the market interest rate (12%) is amortized as incremental interest
expense and is accreted to the carrying value of the note.                           3,953,804            4,444,379

Less unamortized discount                                                             (702,178)            (823,484)
                                                                                 -------------          -----------
                                                                                     3,251,626            3,620,895

Amount payable to DKWS Enterprises Inc. ("DKWS") for
expenses incurred on behalf of Addison.  DKWS is
owned by an officer of Addison.                                                              -               60,832
                                                                                 -------------          -----------
                                                                                 $   3,251,626            3,681,727
                                                                                 =============          ===========

      Transactions with related parties:

      During the nine months ended December 31, 2004, the Corporation was billed $179,543 for legal fees, disbursements and taxes by a law firm in which Thomas Milley, a director of the Corporation, is a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firm from time to time.

      During the nine months ended December 31, 2004, the Corporation was billed $44,397 for legal fees, disbursements and taxes by law firms in which Joseph Giuffre, a director of the Corporation, is/was a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firms from time to time.

      Subsequent to the Corporation's acquisition of the Vista brokerage from DKWS Enterprises, Inc. and Kabaker Family Trust of July 1998, Addison appointed an owner and trustee of DKWS and Kabaker Family Trust, respectively, as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs.

      During the nine months ending December 31, 2004, the Corporation paid $245,607 (US$204,060), to Kabaker Family Trust being the monthly installments due on the note payable, of which $165,015 (US$137,101) has been recorded as an interest expense and $80,592 (US$66,959) has been recorded against note payable.

9.    LONG-TERM DEBT:

                                                                               December 31, 2004        March 31, 2004
                                                                               -----------------        --------------
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

    Capital lease, bearing interest at 9.78% and secured by
    the individual assets being leased by the Corporation                         $    13,784            $     17,624
                                                                                  -----------            ------------
ADDISON YORK INSURANCE BROKERS LTD.

    Capital lease, bearing interest at 15.00% and secured by
    the individual assets being leased by the Corporation                              19,151                  45,254
                                                                                  -----------            ------------
    Note payable, bearing no interest and payable on
    December 31, 2004 and unsecured                                                   201,254                 228,969
                                                                                  -----------            ------------
    Note payable, bearing interest at prime plus 8%, with interest only payments for the first 2 years followed by monthly installments of
    $102,030 (US$77,856) including interest over 60 months. The note is secured by a general security agreement and guaranteed by Anthony Clark
    International Insurance Brokers Ltd.                                            4,212,600               4,586,749
                                                                                  -----------            ------------
    Note payable to Kabaker Family Trust, in which, an officer of Addison is one of the trustees. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly instalments of US$40,812 including interest, secured by a general security agreement. The note has been discounted to reflect the fair value of the note based upon a market value interest rate for similar debt of 12%. The amount of interest calculated on the difference between the stated interest rate
    (7%) and the market interest rate (12%) is amortized as incremental
    interest expense and is accreted to the carrying value of the note.             3,953,804               4,444,379
    Less unamortized discount                                                        (702,178)               (823,484)
                                                                                  -----------            ------------
                                                                                    3,251,626               3,620,895
                                                                                  -----------            ------------
    Note payable, bearing interest at prime plus 2%, with interest only payments for the first 2 years followed by monthly installments of
    $108,090 (US$85,521) including interest over 36 months. The note is secured by a general security agreement and guaranteed by Anthony
    Clark International Insurance Brokers Ltd.                                      3,489,764                       -
                                                                                  -----------            ------------
    Note payable, bearing interest at 14%, with interest only payments for the term of the loan. The note is secured by a general security agreement and guaranteed by Anthony Clark International Insurance Brokers
    Ltd.                                                                            3,911,700                       -
                                                                                  -----------            ------------

Note payable, bearing interest at 7% per annum and repayable over 5 years in equal monthly instalments of US$19,801 including interest secured by a general security agreement. The principal value of the note upon issuance, was $1,287,800 (US$1,000,000). The fair value of the note was determined to be $1,120,716 (US$870,256) based on the estimated market rate of 13% for this note on the date of the issuance.
The amount of the interest calculated on the difference between the stated interest rate (7%) and the market rate (13%) is charged to income as incremental interest expense and is accreted
to the discount value of the note.                                                  1,135,763                       -

Less unamortized discount                                                            (139,081)                      -
                                                                                  -----------            ------------
                                                                                      996,682                       -
                                                                                  -----------            ------------
Other                                                                                  17,172                       -
                                                                                  -----------            ------------
                                                                                   16,113,730               8,499,491

Less current portion                                                               16,092,138                 485,447

                                                                                  -----------            ------------
                                                                                  $    21,592            $  8,014,044
                                                                                  ===========            ============

      The aggregate maturities of long-term debt for the five years subsequent to December 31, 2004 are as follows:

2005                    $     682,422
2006                        1,269,294
2007                        2,310,867
2008                        6,465,647
2009 and beyond             5,385,500
                        -------------
                        $  16,113,730
                        -------------

      The table reflects the obligation of the Corporation for the next five years and beyond. The Corporation has reclassified the amounts owing (except capital lease payments) at December 31, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).

DEBT FINANCING

      On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula to Addison. The Corporation can borrow,an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. As of December 31, 2004 the Corporation has drawn US$2,899,438 of the US$7,500,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements between Addison and insurance companies having a rating by A.M. Best Company of B and above. The FCC Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period. The FCC Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in Addison. Pursuant to the FCC Facility, FCC, will have: (i) a first priority security interest in the assets of Addison which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of Addison and the Corporation. The FCC Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions. As at December 31, 2004 the Corporation had incurred US$374,896 of costs related to this financing, of which US$358,504 had been paid during the nine months ending December 31, 2004. These amounts will be amortized on a straight-line basis over five years. Amortization of $49,885 (US$41,447) has been amortized during the nine months ending December 31, 2004.

      On August 31, 2004, the Corporation obtained US$3,250,000 ($4,192,500 CDN) in debt financing from Emmett Lescroart ("Emmett"), pursuant to an arrangement whereby Emmett agreed to provide a loan of up to US$3,250,000 ($4,192,500 CDN) (the "Emmett Facility") to purchase substantially all of the assets of Al Vinciguerra Ltd. The Emmett Facility was fully drawn down on August 31, 2004, bears interest at a rate of 14% per annum, and requires the Corporation to make monthly interest only payments until 2008 The principal amount is due September 1, 2008. The Emmett Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement.

      On August 31st, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street Funding LLC and FCC LLC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

      COMPLIANCE WITH DEBT COVENANTS

      The Corporation was in non-compliance of certain financial covenants prescribed in the loan agreements with its senior lenders. The financial covenants relate to maintenance of a certain level of tangible net worth
      (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. The lenders have agreed to waive the Corporation's non-compliance of these covenants to September 30, 2004 and the Corporation is in discussions with the lenders to alter or replace these covenants by amendment to loan agreements with those that can be reasonably maintained by the Corporation. At this time, no agreement has been reached with the lenders to amend the loan agreements. The Corporation expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders but this cannot be guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At February 14, 2005, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

      In view of violations of the debt covenants, the Corporation has reclassified the amounts owing (except capital lease payments) at December 31, 2004 as current liabilities in accordance with EIC-59 (Long-term Debt with Covenant Violations).

10.   SHAREHOLDERS' EQUITY:

      (a) Share capital authorized:

          Unlimited number of Voting Participating Common Shares without nominal or par value

      (b) Share capital, deficit and cumulative translation adjustment:

                                                                       Number of
                  Share capital:                                         shares            Amount
--------------------------------------------------                     ---------       --------------
Balance, March 31, 2003                                                7,692,055       $    9,687,132

Issuance of Common Shares on completion of private  placement            263,098              336,765

Share issue costs                                                                             (22,759)

Balance, March 31, 2004                                                7,955,153           10,001,138

Share issue costs                                                                              (1,974)

Balance, December 31, 2004                                             7,955,153       $    9,999,164

            During the quarter ending June 30, 2004, the Corporation received the regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To February 8, 2005,, the Corporation has not repurchased any of its shares.

      (c)   Stock options:

            (i)   Stock option plan:

            The Corporation has an incentive share option plan, which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,309,811 Common Shares. At December 31, 2004, stock options to purchase 1,304,811 Common Shares were outstanding. The stock options are exercisable at prices ranging from $0.81 to $4.80 per share and expire on various dates between February 28, 2005 and August 16, 2009. Options granted during the year ended March 31, 2002 vest over periods of up to five years. All the options granted during the current year vested immediately at the date of grant.

      Changes in options during the quarter ended December 31, 2004 and years ended March 31, 2004 are as follows:

                                              December 31, 2004                  March 31, 2004
                                          --------------------------       ----------------------------
                                                           Weighted-                         Weighted-
                                                           average                           average
                                          Number of        exercise         Number of        exercise
                                           options          price            options           price
                                          ---------      -----------       -----------      ----------
Outstanding, beginning of year            1,308,811      $      1.23           984,400      $      1.37

Granted                                     520,000             1.10           334,411             0.82

Cancelled                                  (524,000)           (1.60)          (10,000)           (1.00)
                                          ---------      -----------         ---------       ----------
Outstanding, end of quarter/year          1,304,811      $      1.04         1,308,811       $     1.23
                                          =========      ===========         =========       ==========

Exercisable, end of quarter/ year         1,290,161      $      1.04         1,244,611       $     1.25

      The following table sets forth information relating to stock options outstanding as at December 31, 2004:

                                               Weighted-
                                  Number        average      Weighted-      Number       Weighted-
                Range of      outstanding at   remaining     average     exercisable at   average
                exercise       December 31,   contractual   exercise      December 31,    exercise
 Expiry          prices            2004          life         price           2004         price
--------     ---------------  --------------  -----------  ------------  --------------  ----------
10/26/06     $          1.00       431,000        1.83     $       1.00      420,100     $    1.00
03/18/07                1.15         5,000        2.21             1.15        1,250          1.15
02/28/05                4.80        14,400        0.17             4.80       14,400          4.80
08/28/08                0.81       319,411        3.67             0.81      319,411          0.81
08/28/08                1.00        15,000        3.67             1.00       15,000          1.00
08/05/09                1.10       505,000        4.67             1.10      505,000          1.10
08/16/09                1.25        15,000        4.67             1.25       15,000          1.25
             ---------------     ---------        ----     ------------    ---------     ---------
             $ 0.81 to $4.80     1,304,811        3.42     $       1.04    1,290,161     $    1.04

      During the nine months ending December 31, 2004, 524,000 options were cancelled.

     (d)   Stock-based compensation:

      The effect of change in accounting policy as outlined in note 2 has been recorded retroactively without restatement of prior periods. At April 1, 2004, the restatement resulted in increase to contributed surplus and an offsetting increase in the deficit of $152,288. An amount of $411,275 has been recorded as non-cash stock based compensation during the quarter ending September 30, 2004 for 520,000 stock options granted during the quarter, with offsetting credits to contributed surplus. The aggregate fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the weighted-average assumptions of a risk free interest rate of 2.6%, volatility of 64%, expected option life of 5 years, and zero dividend yield.

11.   COMMITMENTS:

      The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2005        $    593,090
2006             164,943
2007              45,592
            ------------
            $    803,625
            ============

12.   SEGMENTED INFORMATION:

      The Corporation operates in two economic environments and is involved in the acquisition, consolidation and operation of general insurance brokerages. Revenues are attributable to geographic areas based on the location of resources producing the revenues.

                                     NINE MONTHS ENDED DECEMBER 31, 2004         NINE MONTHS ENDED DECEMBER 31, 2003
                                     -------------------------------------       ------------------------------------
                                      CANADA          US       CONSOLIDATED       CANADA        US       CONSOLIDATED
                                     ----------   ----------   ------------      ---------   ---------   ------------
Revenue                               3,799,362    4,392,600     8,191,962       3,967,519     673,694     4,641,213

Net loss                               (315,717)  (2,074,512)   (2,390,229)       (206,619)   (762,768)     (969,387)

Identifiable assets                   4,683,080   18,409,190    23,092,270       6,009,824   9,728,871    15,738,695

Additions to
   - Computer systems and office
equipment                                 7,755       44,407        52,162          14,973       3,102        18,075

   - Goodwill                                 -    6,969,056     6,969,056               -           -             -

Depreciation and amortization           201,589      678,473       880,062         212,432      89,285       301,717

Interest and financing costs              1,101    1,241,836     1,242,937          89,048     506,405       595,453

Computer systems and office
equipment and goodwill                1,715,354   10,328,202    12,043,556       1,755,505   4,552,115     6,307,620

                                     THREE MONTHS ENDED DECEMBER 31, 2004        THREE MONTHS ENDED DECEMBER 31, 2003
                                     ---------------------------------------     ------------------------------------
                                       CANADA         US       CONSOLIDATED       CANADA        US       CONSOLIDATED
                                     ----------   ----------   ------------      ---------   ---------   ------------
Revenue                               1,129,138    2,017,639     3,146,777       1,361,443     673,694    2,035,137

Net loss                               (108,979)    (865,179)     (974,158)         19,812    (621,277)    (601,465)

Identifiable assets                   4,683,080   18,409,190    23,092,270       6,009,824   9,728,871   15,738,695

Additions to

  - Computer systems and office
equipment                                 2,947        1,189         4,136           6,253       3,102        9,355

  - Goodwill                                  -      104,941       104,941               -           -            -

Depreciation and amortization            68,713      353,678       422,391          71,122      89,285      160,407

Interest and financing costs                338      559,678       560,016          83,224     367,446      450,670

Computer systems and office
equipment and goodwill                1,715,354   10,328,202    12,043,556       1,755,505   4,552,115    6,307,620

13.   SUBSEQUENT EVENTS

      On January 12, 2005, the Corporation, by way of Addison, acquired the net assets of Schuneman Insurance Agency, Inc., a Illinois-based insurance brokerage for approximately $1,605,000 (US$1,320,000). The initial purchase price for the brokerage of $1,605,000 (US$1,320,000) was satisfied by Addison paying $200,625 (US$165,000) to the vendors at closing and issuing to the vendors approximately $1,404,000 (US$1,155,000) promissory notes (the "Schuneman Notes"). The Schuneman Note bears interest at 8% per annum and is repayable over 5 years in equal monthly instalments of US$23,419 (commencing January 1, 2008), including interest and is secured by a general security agreement of Addison. The purchase was financed using the credit facility provided by FCC and seller financing. The initial purchase price is subject to adjustment based on the commission revenue retention during the one year period beginning January 1, 2007, and can only affect the purchase price to reduce it.

      In December 2004, the Corporation entered into a Debt Subordination and Intercreditor Agreement with certain of its creditors, being Schuneman Insurance Agency, Inc., Oak Street Funding LLC and FCC LLC (together referred to herein as the "Creditors"). The Debt Subordination and Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Debt Subordination and Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Primo Podorieszach, the Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: February 14, 2005.

"Primo Podorieszach" (signed)
----------------------------
Primo Podorieszach
Chief Executive Officer

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Mahesh Bhatia, the Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending December 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: February 14, 2005.

"Mahesh Bhatia" (signed)
-------------------------------
Mahesh Bhatia
Interim Chief Financial Officer